UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6 )*

             PS PARTNERS VII, LTD., A CALIFORNIA LIMITED PARTNERSHIP
             -------------------------------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      NONE
                                  ------------
                                 (CUSIP Number)

            David Goldberg, 701 Western Avenue, Glendale, California
                       91201-2397, 818/244-8080, ext. 529
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 1, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
   CUSIP No. N/A

   1    Name of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

             Public Storage, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [ ]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       65,465

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       65,465

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             65,465

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             60.2%

   14   Type of Reporting Person*
             CO

        The Statement on Schedule 13D dated October 5, 1994, as previously amended and restated by Amendment No. 1 dated November 15, 1994 and amended by Amendment No. 2 (which was a Schedule 14D-1 filed by Public Storage, Inc. on May 8, 1996), Amendment No. 3 (which was Amendment No. 2 to a Schedule 14D-1 filed by Public Storage, Inc. on June 13, 1996), Amendment No. 4 (which was a Schedule 14D-1 filed by Public Storage, Inc. on June 17, 1996) and Amendment No. 5 (which was Amendment No. 2 to a Schedule 14D-1 filed by Public Storage, Inc. on July 29, 1996) (as amended, the "Schedule 13D") filed by Public Storage, Inc., relating to the units of limited partnership interest (the "Units") of PS Partners VII, Ltd., a California Limited Partnership (the "Issuer"), is amended by this Amendment No. 6 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 1. Security and Issuer
        -------------------

        Item 1 of the Schedule 13D is supplemented as follows:

        The address of the principal executive office of the Issuer is 701 Western Avenue, Glendale, California 91201-2397.

Item 2. Identity and Background
        -----------------------

        Item 2 of the Schedule 13D is supplemented as follows:

        This Amendment No. 6 to Statement on Schedule 13D is filed by Public Storage, Inc. ("PSI").

        PSI is a real estate investment trust, organized as a corporation under the laws of California, that has invested primarily in existing mini-warehouse facilities (through direct ownership, as well as general and limited partnership interests). PSI is a co-general partner of the Issuer. The principal executive offices of PSI are located at 701 Western Avenue, Glendale, California 91201-2397.

        The directors and executive officers of PSI, their employers, addresses and current positions are listed below. Unless otherwise indicated, each person's address is the same as the address of PSI listed above. B. Wayne Hughes, Chairman of the Board and Chief Executive Officer of PSI, is a co-general partner of the Issuer.


Name of Director or                          Employer/Address/Nature
Executive Officer of PSI                     of Business                                       Current Position
------------------------                     -----------------------------------               ----------------

B. Wayne Hughes                              PSI                                               Chairman of the Board and Chief
(Executive Officer and Director)                                                               Executive Officer

Harvey Lenkin                                PSI                                               President
(Executive Officer and Director)

B. Wayne Hughes, Jr.                         PSI                                               Vice President
(Officer and Director)

Carl B. Phelps                               PSI                                               Senior Vice President
(Executive Officer)

John Reyes                                   PSI                                               Senior Vice President and Chief
(Executive Officer)                                                                            Financial Officer

Marvin M. Lotz                               PSI                                               Senior Vice President
(Executive Officer and Director)

David Goldberg                               PSI                                               Senior Vice President and General
(Executive Officer)                                                                            Counsel

A. Timothy Scott                             PSI                                               Senior Vice President and Tax
(Executive Officer)                                                                            Counsel

Obren B. Gerich                              PSI                                               Senior Vice President
(Executive Officer)

David P. Singelyn                            PSI                                               Vice President and Treasurer
(Executive Officer)

Sarah Hass                                   PSI                                               Vice President and Secretary
(Executive Officer)

Robert J. Abernethy                          American Standard                                 President
(Director)                                   Development Company;
                                             Self Storage Management Company
                                             5221 West 102nd Street
                                             Los Angeles, CA 90045

                                             Developer and operator of mini-warehouses

Dann V. Angeloff                             The Angeloff Company                              President
(Director)                                   727 West Seventh Street
                                             Suite 331
                                             Los Angeles, CA  90017

                                             Corporate financial advisory firm

William C. Baker                             Coast Newport Properties                          Chairman of the Board
(Director)                                   4 Civic Plaza, Suite 260
                                             Newport Beach, CA 92660

                                             Real estate brokerage

                                             Meditrust Operating Company                       President
                                             197 First Avenue
                                             Needham, MA 02494-9127

                                             Paired share real estate investment trust

Thomas J. Barrack, Jr.                       Colony Capital, Inc.                              Chairman and Chief Executive Officer
(Director)                                   1999 Avenue of the Stars
                                             Los Angeles, CA 90067

                                             Real estate investment

Uri P. Harkham                               The Jonathan Martin                               President
(Director)                                   Fashion Group
                                             1157 South Crocker Street
                                             Los Angeles, CA 90021

                                             Designer, manufacturer and marketer of
                                             women's clothing

                                             Harkham Properties                                Chairman of the Board
                                             1157 South Crocker Street
                                             Los Angeles, CA  90021

                                             Real estate

Daniel C. Staton                             Walnut Capital Partners                           President
(Director)                                   312 Walnut Street, Suite 1151
                                             Cincinnati, OH 45202

                                             Investment and venture capital company


        To the knowledge of PSI, all of the foregoing persons are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

        During the last five years, neither PSI nor, to the best knowledge of PSI, any executive officer, director or person controlling PSI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation
        ------------------------------------------------

        Item 3 of the Schedule 13D is supplemented as follows:

        During the period commencing July 23, 1996 (i.e., after the transaction reported in Amendment No. 5 to the Schedule 13D) and ending April 1, 1998, PSI acquired an additional 1,235 Units for an aggregate purchase price of $434,907 in cash, with funds obtained from PSI's working capital. During the period commencing April 2, 1998 and ending August 9, 1999, PSI acquired an additional 1,334 Units for an aggregate purchase price of $475,029 in cash, with funds obtained from PSI's working capital.

Item 4. Purpose of Transaction
        ----------------------

        Item 4 of the Schedule 13D is supplemented as follows:

        PSI and the Issuer have entered into an Agreement and Plan of Reorganization by and among PSI, PS Partners VII Merger Co., Inc. and the Issuer, dated as of August 5, 1999 (the "Agreement and Plan of Reorganization"). Under the Agreement and Plan of Reorganization, each of the Units held by the public limited partners will be converted into the right to receive a value of $507 in PSI common stock or, at the limited partner's election, in cash. The Agreement and Plan of Reorganization is referenced under Item 7, Exhibit 1 and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer
        ------------------------------------

        Item 5 of the Schedule 13D is supplemented as follows:

        As of April 1, 1998, PSI owned 64,131 Units, which constituted approximately 58.9% of the total number of Units outstanding of 108,831. As of August 9, 1999, PSI owned 65,465 Units, which constitute approximately 60.2% of the total number of Units outstanding.

        PSI has the sole power to vote and the sole power to dispose of the 65,465 Units owned by it. These 65,465 Units are held of record by SEI Arlington Acquisition Corporation, a wholly-owned subsidiary of PSI.

        During the 60-day period ended April 1, 1998 and subsequent to that date through August 9, 1999, PSI engaged in the following purchases of Units at the following prices (not including commissions):

     Transaction         No. of         Type of        Price
     Date                Units Bought   Transaction    per Unit
     -----------         ------------   -----------    --------

      4/1/98                 125            (a)        $357.00
      4/1/98                  14            (b)        $325.00
      4/1/98                 100            (b)        $330.00
      4/1/98                   6            (b)        $337.00
      7/1/98                 241            (a)        $357.00
      7/1/98                  10            (b)        $349.00
     10/1/98                 412            (a)        $357.00
     10/1/98                  40            (b)        $328.77
      1/1/99                 111            (a)        $357.00
      4/1/99                 264            (a)        $357.00
      4/1/99                 164            (b)        $357.00
      7/1/99                  92            (a)        $357.00

     ---------------

     (a)  Purchases directly from Unitholders.
     (b)  Purchases through secondary firms.

Item 7. Material to be Filed as Exhibits
        --------------------------------

        Exhibit 1 - Agreement and Plan of Reorganization by and among PSI, PS Partners VII Merger Co., Inc. and the Issuer dated as of August 5, 1999 (incorporated by reference from Exhibit 2 to the Issuer's Current Report on Form 8-K dated August 5, 1999).

                                   SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 1999                  PUBLIC STORAGE, INC.


                                         By:  /S/ SARAH HASS
                                             -------------------------
                                             Sarah Hass
                                             Vice President